UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

DSP Group, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

23332B106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,632,625
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,632,625
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 589,454
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 589,454
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,222,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,222,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,222,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,222,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,222,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,222,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,222,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,222,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,222,079
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,222,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,222,079
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,222,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,222,079
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,222,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON MICHAEL BORNAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

1	NAME OF REPORTING PERSON NORMAN P. TAFFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 23332B106

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	Michael Bornak, who is a nominee for the Board;

(xi)	Norman J. Rice, III, who is a nominee for the Board; and

(xii)	Norman P. Taffe, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 23332B106

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Mr. Bornak’s principal business address is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720.  Mr. Rice’s principal business address is One Middle Street, Suite 4, Portsmouth, New Hampshire 03854.  Mr. Taffe’s principal business address is 1265 Shady Pond Lane, Pleasanton, California 94566.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  The principal occupation of Mr. Bornak is serving as the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc., a company that enables transformative multi-screen video services through an open, cloud-based, intelligent software platform trusted by cable, IPTV and mobile operators globally.  Mr. Rice is the Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market.  The principal occupation of Mr. Taffe is serving on the board of directors of Integrated Device Technology, Inc., a mixed-signal semiconductor solutions company and serving as Chairman of the board of directors of the Second Harvest Food Bank, a non-profit organization.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Bornak, Rice and Taffe are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP NO. 23332B106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 3 to the Schedule 13D, Starboard V&O Fund, including certain affiliates (collectively, “Starboard”) and the Issuer entered into a Settlement Agreement on April 4, 2012, the standstill provisions of which expired on February 4, 2013.  On March 1, 2013, Starboard received a letter from Ofer Elyakim, the Issuer’s Chief Executive Officer, advising Starboard, providing notice in accordance with Section 2(b) of the Settlement Agreement that the Board has established June 10, 2013 as the date of the 2013 annual meeting of stockholders (the “2013 Annual Meeting”). Therefore, pursuant to Section 2.2 of the Amended and Restated Bylaws of the Company (the “Bylaws”), the deadline for submitting director nominations for the 2013 Annual Meeting is not less than ninety (90) days in advance of June 10, 2013, or March 12, 2013.

On March 11, 2013, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating Michael Bornak, Norman J. Rice, III, Jeffrey C. Smith and/or Norman P. Taffe, as nominees (the “Nominees”) for election to the Board at the 2013 Annual Meeting.  In the Nomination Letter, Starboard V&O Fund stated that it believes the terms of three (3) Class I directors currently serving on the Board expire at the 2013 Annual Meeting, and, if this remains the case, Starboard V&O Fund will withdraw one (1) of its Nominees.  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the nomination of directors at the 2013 Annual Meeting and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,774,619 Shares outstanding, as of November 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2012.  The Reporting Persons note that the total number of Shares outstanding has decreased from the reported 23,529,992 Shares outstanding as of August 1, 2011.  The Reporting Persons have not engaged in any transactions in the Shares since October 2011.  Therefore, the change in the Reporting Persons’ aggregate percentage ownership from 9.8% as of the most recently filed Schedule 13D amendment on April 9, 2012 to 10.2% as of today’s filing has been solely due to a reduction in the number of  the Issuer’s Shares outstanding.

A.	Starboard V&O Fund

(a)	As of the close of business on March 12, 2013, Starboard V&O Fund beneficially owned 1,632,625 Shares.

Percentage: Approximately 7.5%.

(b)	1. Sole power to vote or direct vote: 1,632,625
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,632,625
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard LLC

(a)	As of the close of business on March 12, 2013, Starboard LLC beneficially owned 589,454 Shares.

Percentage: Approximately 2.7%.

CUSIP NO. 23332B106

(b)	1. Sole power to vote or direct vote: 589,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 589,454
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard Value LP

(a)
Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 1,632,625 Shares owned by Starboard V&O Fund and (ii) 589,454 Shares owned by Starboard LLC.

Percentage: Approximately 10.2%.

(b)	1. Sole power to vote or direct vote: 2,222,079
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,222,079
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,632,625 Shares owned by Starboard V&O Fund and (ii) 589,454 Shares owned by Starboard LLC.

Percentage: Approximately 10.2%.

(b)	1. Sole power to vote or direct vote: 2,222,079
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,222,079
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

E.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,632,625 Shares owned by Starboard V&O Fund and (ii) 589,454 Shares owned by Starboard LLC.

Percentage: Approximately 10.2%.

CUSIP NO. 23332B106

(b)	1. Sole power to vote or direct vote: 2,222,079
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,222,079
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

F.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,632,625 Shares owned by Starboard V&O Fund and (ii) 589,454 Shares owned by Starboard LLC.

Percentage: Approximately 10.2%.

(b)	1. Sole power to vote or direct vote: 2,222,079
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,222,079
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,632,625 Shares owned by Starboard V&O Fund and (ii) 589,454 Shares owned by Starboard LLC.

Percentage: Approximately 10.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,222,079
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,222,079

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

None of Messrs. Bornak, Rice or Taffe own Shares or have entered into any transactions in the Shares.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable

CUSIP NO. 23332B106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2013 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Bornak, Rice and Taffe against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Bornak, Rice and Taffe for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Bornak, Rice and Taffe (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Bornak, Rice and Taffe’s election as directors of the Issuer at the 2013 Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Bornak, Rice and Taffe agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, each of Messrs. Bornak, Rice and Taffe agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Bornak, Rice and Taffe may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Michael Bornak, Norman J. Rice, III and Norman P. Taffe, dated March 13, 2013.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 23332B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell. Peter A. Feld, Michael Bornak, Norman J. Rice, III and Norman P. Taffe